                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                                   ICO, INC.
                                   ---------
                               (Name of Issuer)

                          Common Stock, No par value
                          --------------------------
                        (Title of Class of Securities)

                                   449294206
                                   ---------
                                (CUSIP Number)

                             Shannon Self, Esquire
                          Self, Giddens & Lees, Inc.
                              2725 Oklahoma Tower
                                210 Park Avenue
                         Oklahoma City, Oklahoma 73102
                                (405) 232-3001
                        ------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 16, 1997
                            -----------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449294 20 6


(1)   Names of Reporting Persons,                            Aubrey K. McClendon
      S.S. or I.R.S. Identification                                  ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if                                       (a) [ ]
      a Member of a Group (See                                           (b) [X]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                                        OO,PF
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)                                            [ ]

(6)   Citizenship or Place of Organi-                                        USA
      zation

                         (7)  Sole Voting Power                          453,550

Number of Shares         (8)  Shared Voting Power                              -
Beneficially
Owned by Each            (9)  Sole Dispositive                           453,550
Reporting Person              Power
With:
                        (10)  Shared Dispositive                               -
                              Power

(11)  Aggregate Amount Beneficially                                      453,550
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                                          [ ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                                         2.16%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                                           IN
      Instructions)





                               Page 2 of 9 Pages

CUSIP NO. 449294 20 6


(1)   Names of Reporting Persons,                                    Tom L. Ward
      S.S. or I.R.S. Identification                                  ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if                                       (a) [ ]
      a Member of a Group (See                                           (b) [X]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                                        OO,PF
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)                                            [ ]

(6)   Citizenship or Place of Organi-                                        USA
      zation

                            (7)  Sole Voting Power                       526,050

Number of Shares            (8)  Shared Voting Power                           -
Beneficially
Owned by Each               (9)  Sole Dispositive                        526,050
Reporting Person                 Power
With:
                           (10)  Shared Dispositive                            -
                                 Power

(11)  Aggregate Amount Beneficially                                      526,050
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                                          [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                                          2.5%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                                           IN
      Instructions)



                               Page 3 of 9 Pages

CUSIP NO. 449294 20 6


                             Preliminary Statement
                            -----------------------

This Amendment No. 1 amends and supplements the statement on Schedule 13D dated March 14, 1997 (the "Schedule 13D") filed on behalf of Aubrey K. McClendon, an individual, and Tom L. Ward, an individual. Because certain information set forth in the Schedule 13D may indicate group status between Mr. McClendon and Mr. Ward, this Schedule 13D is submitted jointly by such reporting persons. However, McClendon and Ward each disclaim the presence of any agreement among them to act as a group for purposes of acquiring, holding or disposing of the securities reported herein.

Item 1.   Security and Issuer.
          -------------------

     This Schedule 13D relates to the shares of common stock, no par value per share (the "Common Stock"), of ICO, Inc., a Texas corporation ("ICO"), which has its principal executive offices at 11490 Westheimer, Suite 1000, Houston, Texas 77077.


Item 2.   Identity and Background.
          -----------------------

     Aubrey K. McClendon
     -------------------

     (a)-(c) Mr. McClendon is the Chairman of the Board and Chief Executive Officer of Chesapeake Energy Corporation, an Oklahoma corporation ("Chesapeake Energy"), 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Chesapeake Energy is engaged in oil and gas exploration and development.

     (d) During the past five (5) years, Mr. McClendon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five (5) years, Mr. McClendon has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which Mr. McClendon is, or was, subject to a judgment, decree or final order enjoining future relations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.



                               Page 4 of 9 Pages

CUSIP NO. 449294 20 6


     Tom L. Ward
     -----------

     (a)-(c) Mr. Ward is the President and Chief Operating Officer of Chesapeake Energy.

     (d) During the past five (5) years, Mr. Ward has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five (5) years, Mr. Ward has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which Mr. Ward is, or was, subject to a judgment, decree or final order enjoining future relations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Aubrey K. McClendon
     -------------------

     The 453,550 shares of the Common Stock of ICO owned by Mr. McClendon were purchased in the open market through brokerage transactions. The investment cost (excluding commissions) of the 5,250 shares acquired by Mr. McClendon in the past sixty days was $25,750.00. All or substantially all of the funds utilized to purchase the shares owned by Mr. McClendon were borrowed by Mr. McClendon pursuant to a margin account with Rauscher Pierce Refsnes, Inc. Such borrowed amounts do not include an adjustment for subsequent repayments from Mr. McClendon's personal funds because of the inherent difficulty in tracing the application of such funds.



                               Page 5 of 9 Pages

CUSIP NO. 449294 20 6


     Tom L. Ward
     -----------

     The 526,050 shares of the Common Stock of ICO owned by Mr. Ward were purchased through brokerage transactions. The investment cost (excluding commissions) of the 5,250 shares acquired by Mr. Ward in the past sixty days was $25,750.00. A portion of the funds utilized to purchase the shares owned by Mr. Ward were borrowed by Mr. Ward pursuant to a lending arrangement with Rauscher Pierce Refsnes, Inc. Such borrowed amounts do not include an adjustment for subsequent repayments from Mr. Ward's personal funds because of the inherent difficulty in tracing the application of such funds.


Item 4.   Purpose of Transaction.
          ----------------------

     The reporting persons each purchased shares of Common Stock of ICO for purposes of investment. In the future any one or more of the reporting persons may decide to (i) purchase additional shares of Common Stock or
     (ii) dispose of any or all of the Common Stock of ICO in any manner permitted by applicable securities laws.

     As a part of each reporting person's continuing assessment of the reporting person's investment in the Common Stock of ICO, one or more of the reporting persons may communicate with, among others, ICO's management, ICO's Board of Directors, and other ICO shareholders. In addition, each of the reporting persons reserves the right to exercise any and all of the reporting person's rights as a stockholder of ICO in a manner consistent with the reporting person's equity interest.

     Except as set forth above, each of the reporting persons has no present plans or intentions relating to the transactions described in subparagraphs
     (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     The aggregate percentage of shares of Common Stock reported as beneficially owned by each person herein is based upon 21,016,124 shares of Common Stock outstanding, as reported in ICO's quarterly report on Form 10-Q for the quarterly period ending March 31, 1997.

                               Page 6 of 9 Pages

CUSIP NO. 449294 20 6


     (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the ICO identified pursuant to Item 1 beneficially owned by each person named in Item 2:

        Person                        Amount    Percent
        ------                      ----------  -------

     Aubrey K. McClendon            453,550      2.16%

     Tom L. Ward                    526,050(1)   2.5%

     ---------------

              (1) This amount does not include 31,800 shares owned of record and beneficially by the Trustee of the Tom L. Ward Children's Trust (the "Trust"). The Trustee exercises sole voting and dispositive power over the shares owned by the Trust, and Mr. Ward disclaims beneficial ownership of such shares.

     (b) The following table sets forth, for each person identified under paragraph (a), the number of shares of Common Stock of ICO as to which the person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

        Person                        Amount    Percent
        ------                      ----------  -------


     Aubrey K. McClendon            453,550      2.16%

     Tom L. Ward                    526,050(1)   2.5%

     ---------------

             (1)  See footnote (1) under paragraph (a) of Item 5.

     (c) During the past sixty (60) days from the date of this Schedule 13D, the following transactions were effected in the Common Stock on the open market by a reporting person named in response to Paragraph (a) of this
     Item 5:



                               Page 7 of 9 Pages

CUSIP NO. 449294 20 6


            Aubrey K. McClendon
            -------------------

                           Number
                           of Shares   Price,
                           Acquired    Excluding
              Date         /(Sold)     Commission
            --------       ---------   ----------
            05-23-97          2,750     $4.87500
            06-16-97          2,500      4.93750
            07-02-97        (16,250)     5.20300
            07-02-97        (12,500)     5.21870
            07-03-97        (52,500)     5.04760
            07-07-97        (20,000)     5.00000
            07-10-97         (5,000)     5.00000
            07-11-97         (2,500)     5.00000
            07-14-97         (5,000)     5.00000
            07-15-97         (5,000)     5.00000
            07-16-97        (43,500)     5.00000

            Tom L. Ward
            -----------

                           Number
                           of Shares   Price,
                           Acquired    Excluding
              Date         /(Sold)     Commission
            --------       ---------   ----------

            05-23-97          2,750     $4.87500
            06-16-97          2,500      4.93750
            07-02-97        (16,250)     5.20300
            07-02-97        (12,500)     5.21870
            07-10-97         (5,000)     5.00000
            07-11-97         (2,500)     5.00000
            07-14-97         (5,000)     5.00000
            07-15-97         (5,000)     5.00000
            07-16-97        (43,500)     5.00000

     (d)     See Item 6, below.

     (e)     Not applicable.

                               Page 8 of 9 Pages

CUSIP NO. 449294 20 6


Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------------------------

     The Agreement dated February 25, 1994 between Aubrey K. McClendon and Rauscher Pierce Refsnes, Inc. ("Rauscher") and the Agreement dated October 25, 1991 between Tom L. Ward and Rauscher each contain standard default and remedial provisions.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

1.   Joint Filing Agreement.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      July 29, 1997.



                                            /s/ Aubrey K. McClendon
                                            ----------------------------------
                                            Aubrey K. McClendon



                                            /s/ Tom L. Ward
                                            ------------------------------------
                                            Tom L. Ward



                               Page 9 of 9 Pages

                            JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned hereby execute this agreement on July 29, 1997.


                                            /s/ Aubrey K. McClendon
                                            ------------------------------------
                                            Aubrey K. McClendon, an individual



                                            /s/ Tom L. Ward
                                            ------------------------------------
                                            Tom L. Ward, an individual